Darren K. DeStefano	VIA EDGAR
+1 703 456 8034 ddestefano@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Acumen Pharmaceuticals, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-256945)

June 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeanne Bennett

Mary Mast

David Gessert

Celeste Murphy

Re:	Acumen Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 9, 2021

Registration No. 333-256945

Ladies and Gentlemen:

On behalf of Acumen Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 10, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 12, 2021 and as further updated by the Company with a Registration Statement on Form S-1 filed with the Commission on June 9, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 8 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 8 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

Staff Comment

Critical Accounting Estimates and Policies

Fair Value of Common Stock, page 94

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of any potential reverse stock split of the capital stock of the Company that could be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and UBS Securities LLC, the representatives of the several underwriters for the IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock, as adjusted for any Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. As a result of these factors and due to the volatility in the securities markets, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Recent Stock Option Grant Practices

In light of the Company’s development, the Company did not grant any stock options during 2020, during which most of the Company’s personnel were operating as consultants. Only following the closing of the first tranche of the Company’s Series B convertible preferred stock financing (the “Series B Financing”) did the Company grant stock options to its service providers on January 4, 2021 (the “January 2021 Stock Options”), the terms of which are described in greater detail below. The January 2021 Stock Options are the only stock options granted by the Company since January 1, 2020.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock for purposes of granting the January 2021 Stock Options, as well as for financial reporting purposes, was determined by the Company’s board of directors (the “Board”), as of the date of grant or other valuation date, as applicable, with input from management, considering the Company’s (i) recent issuances and sales of its Series B convertible preferred stock (the “Series B Preferred Stock”), (ii) the most recent independent third-party valuation of its Common Stock, and (iii) the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the applicable valuation date.

The Board considered various objective and subjective factors to determine the fair value of the Common Stock, including:

•

the prices at which the Company sold shares of its convertible preferred stock and the superior rights, preferences and privileges of its convertible preferred stock relative to the Common Stock at the time of grant, including the significant liquidation preferences of the Company’s convertible preferred stock;

•	external market conditions affecting the biotechnology industry, including a review of the performance and metrics of guideline public companies;

•	the impact on the Company, the biotechnology industry and the general economy due to the COVID-19 pandemic;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and the Company’s convertible preferred stock; and

•	the likelihood of achieving a liquidity event, such as an IPO in light of the Company’s business prospects and prevailing market conditions.

The third-party valuation of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuations of the Common Stock as of November 20, 2020 (the “November 20, 2020 Valuation”), November 30, 2020 and December 31, 2020 (the “December 31, 2020 Valuation”), as discussed below. The Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of March 31, 2021 (the “March 31, 2021 Valuation”), as discussed below, taking into account the likelihood of the occurrence of certain discrete events, such as an IPO, improving market conditions and the receptivity of the market to IPOs.

After the December 31, 2020 Valuation, the valuation methodology changed to the use of a Hybrid Method incorporating the remain private scenario and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In the IPO scenario, the Company assumed that all outstanding shares of its convertible preferred stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

Common Stock Valuations

Initial Valuation as of November 30, 2020 and January 2021 Option Grants

On December 28, 2020, the Board received a 409A valuation from an independent third party valuation firm, which valued the Common Stock as of November 30, 2020. This valuation utilized the OPM and estimated the value of the Common Stock to be $0.80 per share as of November 30, 2020.

On January 4, 2021, in approving the January 2021 Stock Options, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant. In estimating the fair value of the Common Stock as of January 4, 2021, the Board determined that there were no internal or external developments since November 30, 2020 that warranted a change in the estimated fair value of the Common Stock and, accordingly, the Board fixed the exercise price of the January 2021 Stock Options at $0.80 per share.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

Valuations as of November 20, 2020, December 31, 2020 and March 31, 2021

In preparation for the IPO, the Company determined to assess the fair value of its capital stock used for computing stock-based compensation expense and for valuing the liability associated with the rights of the Series B investors to purchase additional shares of Series B Preferred Stock in a second closing of the Series B Financing (the “Preferred Stock Tranche Liability”) and the liability related to certain warrants to purchase Series A-1 Preferred Stock (the “Preferred Stock Warrant Liability”). The Company engaged a new independent third party valuation firm to conduct these valuations. These valuations were conducted as of November 20, 2020 (the initial closing date of the Series B Financing), December 31, 2020 and March 31, 2021. For the January 2021 Stock Options, the Company measured the grant-date fair value of the awards based on the valuation as of December 31, 2020. The November 20, 2020 Valuation, December 31, 2020 Valuation and March 31, 2021 Valuation are summarized below.

November 20, 2020 Valuation

On November 20, 2020, the Company entered into the Series B Financing with a syndicate of institutional investors, which transaction was negotiated at arm’s length. As described in the Registration Statement, the Series B Financing was structured to be funded in two tranches, the first of which was for $45.1 million and the second of which was for $30 million, with the second tranche conditioned on the achievement, or waiver, of a certain specified milestone. This resulted in the creation of the Preferred Stock Tranche Liability which, in accordance with U.S. GAAP, was required to be valued as of November 20, 2020. As noted above, in connection with the preparation of the financial statements for the IPO, the Company conducted a valuation as of November 20, 2020, which included the valuation of the Preferred Stock Tranche Liability.

As part of the November 20, 2020 Valuation, the Company also estimated the fair value of the Common Stock, which was estimated by using the OPM. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method reflected the Company’s closing of the first tranche of the Series B Financing, in which it issued and sold an aggregate of 17,674,469 shares of its Series B convertible preferred stock in November 2020, at a price of $2.55 per share and taking into account management’s estimates with respect to the probability of achieving the second tranche of Series B Financing, which it estimated at [***]%. In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time. This resulted in an implied total equity value of the Company as of December 31, 2020 of $[***] million. After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $0.67 per share as of November 20, 2020.

December 31, 2020 Valuation

As noted above, in preparation for the IPO, the Company conducted a valuation of its capital stock as of December 31, 2020. The Company determined that there were no internal or external developments between December 31, 2020 and January 4, 2021 that warranted a change in the estimated fair value of the Common Stock and, accordingly, the Company utilized the December 31, 2020 Valuation for purposes of estimating the grant date fair value of the January 2021 Stock Options and computing stock-based compensation expense related to the January 2021 Stock Options.

For the December 31, 2020 Valuation, the Company estimated the fair value of the Common Stock by using the OPM. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences and taking into account management’s estimates with respect to the probability of achieving the second tranche of Series B funding, which it estimated at [***]% (the decline in probability from the probability used in the November 20, 2020 Valuation reflected the fact that on November 25, 2020, the United States Food and Drug Administration (the “FDA”), placed the Company’s Investigational New Drug application (the “IND”) for ACU193 on full clinical hold, which in turn lowered the probability of the second tranche of the Series B Financing). In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time. This resulted in an implied total equity value of the Company as of December 31, 2020 of $[***] million. After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $0.56 per share as of December 31, 2020.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

March 31, 2021 Valuation

As noted above, in preparation for the IPO, the Company also performed a valuation of its capital stock as of March 31, 2021. The Company used this valuation for purposes of valuing the Preferred Stock Tranche Liability and the Preferred Stock Warrant Liability as of March 31, 2021. The Company has not issued any stock options subsequent to the January 2021 Stock Options and, accordingly, the value of the Common Stock as of March 31, 2021 was not used for establishing the exercise price of any stock options.

For the March 31, 2021 Valuation, the Company changed its valuation methodology to use the Hybrid Method, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method utilized in connection with the March 31, 2021 Valuation addressed two probability-weighted scenarios: (i) a remain private scenario, weighted at [***]%; and (ii) an IPO scenario, weighted at [***]%. The stay-private scenario utilized the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences and taking into account management’s estimates with respect to the probability of achieving the second tranche of Series B funding, which it estimated at [***]% (the increase in probability from the probability used in the December 31, 2020 Valuation reflected the Company’s completion of toxicology studies and submission of the results of such testing to the FDA, which it believed would resolve the clinical hold that had been placed on the IND. In determining the implied total equity value under the backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

In the IPO scenario, the value of the Company’s equity was estimated based on the review of peer companies within the biotechnology industry and their IPO multiples. Based on these peer companies and their multiples, the implied future equity value in the IPO scenario was estimated at $[***] million. The future equity value at an expected IPO scenario date was then allocated to the outstanding shares of the Company’s convertible preferred stock, warrants to purchase shares of convertible preferred stock and Common Stock, options to purchase shares of Common Stock, and outstanding shares of Common Stock, based on the rights and preferences of each class and series of equity. In this allocation, the Company assumed that the second tranche of Series B Financing would be funded prior to any IPO and, accordingly gave effect to the expected issuance of the full second tranche of Series B Preferred Stock. As described in the Registration Statement, on June 9, 2021, the Board and the requisite Series B Preferred Stock investors, in fact, elected to waive the triggering condition to the second tranche of the Series B Financing, and the second tranche is expected to close prior to the completion of the IPO.

The Company deemed it appropriate to apply a [***]% weighting to the IPO scenario because at March 31, 2021, the Company was engaged in the early stages of its IPO process, including the initial drafting of the Registration Statement. The Company had not yet submitted the Registration Statement at this time and was still in the process of finalizing its financial audit. In addition, there existed significant uncertainties related to the Company’s business, including the continuing clinical hold with respect to the Company’s IND for ACU193, the uncertainty with respect to the FDA’s then-pending decision on Biogen’s biologics license application (the “BLA”), for aducanumab, which, if approved, would be the first Alzheimer’s disease treatment approved by the FDA since 2003, and other events outside of the Company’s control (e.g., the continuing impact of the COVID-19 pandemic) that could materially impact the viability and timing of any IPO by the Company. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that needed to be satisfied before being able to proceed with an IPO, the IPO scenario was weighted at [***]%, and the remain private scenario was weighted at [***]%.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

The resulting estimated per share values for the remain private scenario as of March 31, 2021 was $[***] per share, whereas for the IPO scenario, it was $[***] per share. In addition, the DLOM was estimated to be [***]% for the remain private scenario and [***]% for the IPO scenario. Upon weighting the probabilities of the indicated fair values for the remain private and IPO scenarios, the resulting fair value of the Common Stock was estimated to be $3.87 per share as of March 31, 2021.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the March 31, 2021 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the March 31, 2021 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•	The FDA’s decision, on April 9, 2021 to remove the clinical hold on ACU193, authorizing the Company to proceed with a first-in-human, Phase 1 clinical trial of ACU193.

•

The Company made significant additional progress in its planned IPO, including the initial confidential submission of the draft Registration Statement on Form S-1 with the Commission on April 12, 2021, commencing and continuing to hold testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and the public filing of the Registration Statement with the Commission on June 9, 2021.

•

The announcement, on June 7, 2021, of the FDA’s decision to grant conditional approval to the BLA for aducanumab, Biogen’s monoclonal antibody that targets deposited amyloid plaque for the treatment of Alzheimer’s disease. The FDA’s approval of aducanumab marked the first approval of a new therapy for the treatment of patients with Alzheimer’s disease since 2003, and the first ever approval of a therapy designed to address the underlying pathology of Alzheimer’s disease. The approval of the aducanumab BLA was highly uncertain and followed a recommendation against approval by the FDA’s Peripheral and Central Nervous System Drugs Advisory Committee. Following the FDA approval of aducanumab, Biogen’s common stock closed on June 7, 2021 at $395.85 per share, up $109.71, or 38%, from its previous closing price, reflecting an increase in Biogen’s market capitalization of more than $16 billion. Like aducanumab, ACU193 is a monoclonal antibody designed to address the underlying pathology of Alzheimer’s disease, and also targets amyloid (targeting amyloid-beta oligomers, rather than the amyloid plaques targeted by aducanumab). Accordingly, the FDA’s approval of the aducanumab BLA has been viewed as a positive development by the Company and the Representatives.

•

The agreement, on June 9, 2021, by the Board and the Series B Preferred Stock investors to waive the condition to the second tranche of the Series B Financing, which will strengthen the Company’s balance sheet, providing additional operating runway and removing potential financing overhang for the Company.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately- held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the March 31, 2021 Valuation, which utilized a DLOM of [***]% for the remain private scenario, and [***]% for the IPO scenario, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments of approximately $93 million (after giving effect to the closing of the second tranche of the Series B Financing) in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Conclusion

In light of the above, the Company respectfully submits that the per share estimated valuations of the Common Stock described above, including the estimated value of the Common Stock as of December 31, 2020, which has been used as the basis for determining the stock-based compensation in connection with the January 2021 Stock Options (which are the only stock option grants since January 1, 2020), were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*    *     *

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

U.S. Securities and Exchange Commission

June 16, 2021

Please contact me at (703) 456-8034 or Katherine Denby at (202) 776-2070 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Darren K. DeStefano
Darren K. DeStefano
Cooley LLP

cc:	Daniel O’Connell, Acumen Pharmaceuticals, Inc.

Matt Zuga, Acumen Pharmaceuticals, Inc.

Katherine Denby, Cooley LLP

Thomas Danielski, Ropes & Gray LLP

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com